FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2016

Commission File Number: 001-37724

Endesa Américas S.A.

Endesa Américas S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Endesa Américas S.A.

Securities Registration Record N° 1138

Santiago, April 28, 2016

                                                                                                                             Ger. Gen. N° 16 /2016

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins 1449

Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N° 18.045 and as established under General Rule N°30 of the Superintendence, duly authorized on behalf of Endesa Americas S.A. (“Endesa Americas” or the “Company”), I hereby inform you of the following significant event:

At the Board of Directors meeting held on April 27, 2016, the Board of Directors agreed to appoint Mr. Rafael Fauquié as Chairman of the Board of Directors and of the Company, Mr. Vittorio Vagliasindi as the Vice Chairman and  Mr. Ignacio Quiñones as the Secretary of the Board.

At the same meeting, it was agreed to appoint as members of the Directors´ Committee the following: Mr. Hernán Cheyre V., Eduardo Novoa C. and Mrs. María Loreto Silva R. Mr. Hernán Cheyre V. was appointed as the Committee’s Financial Expert.

Sincerely yours,

Endesa Américas S.A.

Valter Moro

Chief Executive Officer

c.c.:      Banco Central de Chile (Central Bank of Chile)

             Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA AMÉRICAS S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: April 28, 2016